UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934*

LIFEWAY FOODS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

531914109
(CUSIP Number)

Julie Smolyansky, CEO
Lifeway Foods, Inc.
6431 West Oakton St.
Morton Grove, IL 60053
(847) 967-1010
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531914109	13D	Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ludmila Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,399,584
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,399,584
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,399,584
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 531914109	13D	Page 3 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Julie Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 523,265
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 523,265
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,265
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 531914109	13D	Page 4 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 307,546
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 307,546
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,546
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 531914109	13D	Page 5 of 10 Pages

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Ludmila Smolyansky

On June 15, 2009, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On March 10, 2010, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,528 shares of Common Stock.

On March 12, 2010, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,472 shares of Common Stock.

On April 16, 2010, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On November 24, 2010, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On July 15, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 1,751 shares of Common Stock.

On July 19, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 4,963 shares of Common Stock.

On July 20, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 301 shares of Common Stock.

On July 21, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 365 shares of Common Stock.

On July 26, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 5,622 shares of Common Stock.

On July 27, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 25,000 shares of Common Stock.

On July 28, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 8,500 shares of Common Stock.

On July 29, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 6,500 shares of Common Stock.

CUSIP No. 531914109	13D	Page 6 of 10 Pages

On August 1, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On September 22, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 1,070 shares of Common Stock.

On September 23, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 9,000 shares of Common Stock.

On September 26, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 9,930 shares of Common Stock.

On October 19, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On October 24, 2011, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,868 shares of Common Stock.

On June 15, 2012, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, disposed of 8,000 shares of Common Stock.

On June 15, 2012, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On January 30, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On January 30, 2013, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On June 3, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 9,900 shares of Common Stock.

On June 19, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 1,000 shares of Common Stock.

Julie Smolyansky

On July 15, 2009, Julie Smolyansky acquired 7,500 shares of Common Stock upon a grant from the issuer.

On July 22, 2009, Julie Smolyansky disposed of 3,000 shares of Common Stock.

On April 16, 2010, Julie Smolyansky disposed of 5,000 shares of Common Stock.

On November 24, 2010, Julie Smolyansky disposed of 110 shares of Common Stock.

On November 29, 2010, Julie Smolyansky disposed of 890 shares of Common Stock.

CUSIP No. 531914109	13D	Page 7 of 10 Pages

On July 27, 2011, Julie Smolyansky acquired 10,000 shares of Common Stock as a gift, disposed of 10,000 shares of Common Stock as a gift and acquired 5,000 shares of Common Stock as a gift for the benefit of a minor.

On April 5, 2012, Julie Smolyansky acquired 1,000 shares of Common Stock through open market or private purchases for a total price of $8,820 in personal funds.

On April 10, 2012, Julie Smolyansky acquired 1,000 shares of Common Stock through open market or private purchases for a total price of $8,770 in personal funds.

On April 11, 2012, Julie Smolyansky acquired 1,000 shares of Common Stock through open market or private purchases for a total price of $8,750 in personal funds.

On April 12, 2012, Julie Smolyansky acquired 500 shares of Common Stock through open market or private purchases for a total price of $4,360 in personal funds.

On April 19, 2012, Julie Smolyansky acquired 500 shares of Common Stock through open market or private purchases for a total price of $4,315 in personal funds.

On April 23, 2012, Julie Smolyansky acquired 592 shares of Common Stock through open market or private purchases for a total price of $5,020.96 in personal funds.

On May 3, 2012, Julie Smolyansky acquired 113 shares of Common Stock through open market or private purchases for a total price of $941.29 in personal funds.

On January 24, 2013, Julie Smolyansky disposed of 1,000 shares of Common Stock.

On May 22, 2013, Julie Smolyansky disposed of 8,000 shares of Common Stock.

On May 24, 2013, Julie Smolyansky disposed of 4,950 shares of Common Stock.

On May 28, 2013, Julie Smolyansky disposed of 7,000 shares of Common Stock.

On May 30, 2013, Julie Smolyansky disposed of 3,050 shares of Common Stock.

Edward Smolyansky

On June 3, 2009, Edward Smolyansky disposed of 700 shares of Common Stock.

On June 4, 2009, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On July 15, 2009, Edward Smolyansky acquired 7,500 shares of Common Stock upon a grant from the issuer.

On September 4, 2009, Edward Smolyansky disposed of 500 shares of Common Stock.

CUSIP No. 531914109	13D	Page 8 of 10 Pages

On September 9, 2009, Edward Smolyansky disposed of 500 shares of Common Stock.

On September 10, 2009, Edward Smolyansky disposed of 700 shares of Common Stock.

On December 30, 2009, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On December 31, 2009, Edward Smolyansky disposed of 500 shares of Common Stock.

On January 22, 2010, Edward Smolyansky disposed of 500 shares of Common Stock.

On February 18, 2010, Edward Smolyansky disposed of 2,000 shares of Common Stock.

On April 16, 2010, Edward Smolyansky disposed of 10,000 shares of Common Stock.

On February 15, 2011, Edward Smolyansky disposed of 1,500 shares of Common Stock.

On February 16, 2011, Edward Smolyansky disposed of 3,500 shares of Common Stock.

On July 20, 2011, Edward Smolyansky disposed of 2,500 shares of Common Stock.

On July 27, 2011, Edward Smolyansky acquired 10,000 shares of Common Stock as a gift and disposed of 5,000 shares of Common Stock.

On September 6, 2011, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On September 7, 2011, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On September 8, 2011, Edward Smolyansky disposed of 1,500 shares of Common Stock.

On September 12, 2011, Edward Smolyansky disposed of 2,000 shares of Common Stock.

On September 13, 2011, Edward Smolyansky disposed of 1,500 shares of Common Stock.

On September 22, 2011, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On September 28, 2011, Edward Smolyansky disposed of 1,500 shares of Common Stock.

On September 30, 2011, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On October 13, 2011, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On October 18, 2011, Edward Smolyansky disposed of 1,000 shares of Common Stock.

On January 23, 2012, Edward Smolyansky disposed of 2,000 shares of Common Stock.

On February 17, 2012, Edward Smolyansky disposed of 1,500 shares of Common Stock.

On January 30, 2013, Edward Smolyansky disposed of 5,000 shares of Common Stock.

CUSIP No. 531914109	13D	Page 9 of 10 Pages

Item 4.                      Purpose of Transaction.

Item 4 is amended to add the following:

The transactions itemized in Item 3 above were for made personal investment purposes.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is amended to add the following:

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 8,239,295 shares of Common Stock as of June 3, 2013, which represent 50.4% of the Issuer’s outstanding shares of Common Stock. The 8,239,295 shares consist of 7,400,584 shares of Common Stock owned by Ludmila Smolyansky through the Ludmila Smolyansky Trust 2/1/05, of which Ludmila Smolyansky is the trustee, 523,265 shares of Common Stock owned by Julie Smolyansky of which 518,265 are owned directly and 5,000 are beneficially owned on behalf of minor children, and 307,546 shares of Common Stock owned by Edward Smolyansky. Each Reporting Person has sole voting and dispositive control over the shares ascribed to him or her.

This percentage calculation was based on 16,346,017 shares outstanding  as of May 13 2013 as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 as filed with the Securities and Exchange Commission.

(c)           Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

DATE	REPORTING PERSON	AMOUNT DISPOSED	PRICE PER SHARE	TYPE OF TRANSACTION

June 3, 2013	Ludmila Smolyansky	2,000	$17.201	Open market sale
June 3, 2013	Ludmila Smolyansky	2,000	$17.24	Open market sale
June 3, 2013	Ludmila Smolyansky	5,900	$17.40	Open market sale
June 19, 2013	Ludmila Smolyansky	1,000	$17.11	Open market sale
May 22, 2013	Julie Smolyansky	2,000	$17.451	Open market sale
May 22, 2013	Julie Smolyansky	1,000	$17.7545	Open market sale
May 22, 2013	Julie Smolyansky	3,000	$17.752	Open market sale
May 22, 2013	Julie Smolyansky	2,000	$17.7501	Open market sale
May 24, 3013	Julie Smolyansky	526	$17.28	Open market sale
May 24, 3013	Julie Smolyansky	2,000	$17.1006	Open market sale
May 24, 3013	Julie Smolyansky	924	$17.15	Open market sale
May 24, 3013	Julie Smolyansky	1,500	$17.1572	Open market sale
May 28, 2013	Julie Smolyansky	1,500	$17.25	Open market sale
May 28, 2013	Julie Smolyansky	1,000	$17.26	Open market sale
May 28, 2013	Julie Smolyansky	1,000	$17.28	Open market sale
May 28, 2013	Julie Smolyansky	1,500	$17.31	Open market sale
May 28, 2013	Julie Smolyansky	2,000	$17.62	Open market sale
May 30, 2013	Julie Smolyansky	1,500	$17.22	Open market sale
May 30, 2013	Julie Smolyansky	1,550	$17.25	Open market sale

CUSIP No. 531914109	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2013
	By:	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Dated: June 21, 2013
	By:	/s/ Julie Smolyansky
Julie Smolyansky
Dated: June 21, 2013
	By:	/s/ Edward Smolyansky
Edward Smolyansky